UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-10898

The St. Paul Companies, Inc. Stock Ownership Plan

(Exact name of registrant as specified in its charter)

385 Washington Street

St. Paul, MN  55102

(651) 310-7911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests under the above-referenced Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934 the St. Paul Travelers 401(k) Savings Plan, as successor to The St. Paul Companies, Inc. Stock Ownership Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

* As of the close of August 31, 2005, The St. Paul Companies, Inc. Savings Plus Plan, The St. Paul Companies, Inc. Stock Ownership Plan, and the Travelers 401(k) Savings Plan were consolidated, with The St. Paul Companies, Inc. Savings Plus Plan being considered as the surviving plan and renamed the “St. Paul Travelers 401(k) Savings Plan.”

ST. PAUL TRAVELERS 401(K) SAVINGS PLAN

		By:	The St. Paul Travelers Companies, Inc.

Date:	February 9, 2006	By:	/s/ John P. Clifford, Jr.
Name: John P. Clifford, Jr.
Its: Senior Vice President, Human Resources

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.